UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 16, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

16 May 2022

Barclays PLC

Restatement of Barclays PLC financial statements in its 2021 Form 20-F

Barclays PLC ("BPLC") disclosed in its Q122 Results Announcement that it was in discussions with the US Securities and Exchange Commission (the "SEC") about whether it needed to withdraw and refile ("Restate" or "Restatement") the financial statements included in its Annual Report on Form 20-F for the financial year ended 31 December 2021 ("2021 Form 20-F") to reflect the impact of the previously announced over-issuance of structured notes and exchange traded notes by Barclays Bank PLC ("BBPLC") under its US shelf registration statement.

Following the conclusion of these discussions, the Board determined on 13 May 2022 that BPLC will Restate the financial statements included in the 2021 Form 20-F.

BPLC expects to file an amended 2021 Form 20-F by the end of May 2022 (alongside the previously announced amendment to the BBPLC 2021 Form 20-F) and, shortly thereafter, to commence the previously announced £1bn share buyback programme.

Investors and other users of BPLC's filings with the SEC are cautioned not to rely on the financial statements included in the 2021 Form 20-F, or KPMG LLP's audit report thereon, until the amended 2021 Form 20-F has been filed.

Notwithstanding the Restatement of the financial statements included in the 2021 Form 20-F, it is not intended that the financial statements in the BPLC 2021 UK Annual Report and Accounts, which were tabled at the 2022 Annual General Meeting on 4 May 2022, will be revised, and the Board does not anticipate that this will result in any change to the financial results reported in the Q122 Results Announcement published on 28 April 2022.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations

Chris Manners                                                  Jon Tracey

+44 (0) 20 7773 2136                                     +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to BPLC and the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in BPLC's filings with the SEC (including, without limitation, the 2021 Form 20-F, which is and, as amended, will be available on the SEC's website at www.sec.gov).

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.